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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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08027560

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-42316

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Goldsmith, Agio, Helms Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

225 South Sixth Street, 46th Floor
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Kyle A. Pecha (612) 371-6533
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

120 South Sixth Street (Address) Minneapolis (City) MN (State) 55402 Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

I, Gerald M. Caruso, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Goldsmith, Agio, Helms Securities, Inc. for the year ended December 31, 2007, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Gerald M. Caruso, Jr.
President

Subscribed to before me this 25th day of February 2008.

Notary Public

TWILA PLATE
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Goldsmith, Agio, Helms Securities, Inc.
Minneapolis, MN

We have audited the accompanying statement of financial condition of Goldsmith, Agio, Helms Securities, Inc. (the "Company") as of December 31, 2007, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Goldsmith, Agio, Helms Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 18, 2008

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH	$3,200,957
DEFERRED INCOME TAXES	52,900
TOTAL	$3,253,857

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 36,500
Income taxes payable	1,100,878
Total liabilities	1,137,378
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value — 1,000 authorized, 500 shares issued and outstanding	5
Additional paid-in capital	14,995
Retained earnings	2,101,479
Total stockholder's equity	2,116,479
TOTAL	$3,253,857

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES (Note 7):	
Accomplishment fees	$ 5,590,766
Consulting fee income	782,062
Other income	61,072
	6,433,900
EXPENSES:	
Management fees — Parent (Note 6)	678,720
Commissions, benefits, and payroll taxes	2,480,965
Professional fees	74,844
Training and office supplies	47,016
Regulatory fees	44,487
	3,326,032
INCOME BEFORE PROVISION FOR INCOME TAXES	3,107,868
PROVISION FOR INCOME TAXES	(1,157,235)
NET INCOME	$ 1,950,633

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,950,633
Adjustments to reconcile net loss to net cash provided by operating activities noncash items included in net income:	
Deferred income taxes	(26,108)
Changes in operating assets and liabilities:	
Accomplishment fee receivable	42,753
Prepaid expenses	5,090
Income tax receivable / payable	1,182,543
Accounts payable and accrued expenses	(11,817)
Net cash provided by operating activities	3,143,094
INCREASE IN CASH	3,143,094
CASH — Beginning of year	57,863
CASH — End of year	$ 3,200,957
SUPPLEMENTAL CASH FLOW INFORMATION — Cash paid for income taxes	$ 800

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES — December 31, 2006	$ 5	$ 14,995	$ 150,846	$ 165,846
Net income			1,950,633	1,950,633
BALANCES — December 31, 2007	$ 5	$ 14,995	$2,101,479	$2,116,479

See notes to financial statements.

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Goldsmith, Agio, Helms Securities, Inc. (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings primarily in the private capital markets. The Company, a member in the National Association of Securities Dealers, Inc., does not execute customer securities transactions and therefore does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (d/b/a Lazard Middle Market) (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co., LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd., a publicly held company. The Parent was sold to Lazard Freres effective August 13, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — Accomplishment fees from facilitating the sale of customers' businesses or business units, financing transactions, and consulting fees are recognized when earned, typically upon closing of the transaction.

Income Taxes — The Company accounts for income taxes for financial reporting purposes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company uses the cash basis of accounting for income tax reporting purposes.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN No. 48), *Accounting for Uncertainty in Income Taxes — an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. This FASB Interpretation also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods, disclosure, and transition. The provisions of FIN No. 48 were effective for the Company on January 1, 2007, and the adoption of FIN No. 48 did not have an impact on the Company's financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has maintained its net capital above SEC required levels at all times except for a capital deficiency that was reported as of March 31, 2007 through April 23, 2007. At December 31, 2007, the Company had net capital as defined by Rule 15c3-1 of $2,063,579, which exceeds its required net capital of $75,825 by $1,987,754. The Company's ratio of aggregate indebtedness to net capital was 0.55 to 1 at December 31, 2007.

4. EXEMPTION

The Company claims exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

5. INCOME TAXES

The income tax provision (benefit) for the year ended December 31, 2007, consists of the following:

Current:	
Federal	$ 1,038,139
State	145,204
Total current provision	1,183,343
Deferred:	
Federal	(39,785)
State	13,677
Total deferred benefit	(26,108)
Total income tax provision	$ 1,157,235

The provision for income taxes for the year ended December 31, 2007 differs from the amount determined by applying the applicable federal statutory income tax rate of 35% to income before taxes primarily as a result of state income taxes. The effects of temporary differences that give rise to deferred tax assets relate primarily to the difference in accrued expenses that are not currently deductible for tax purposes. No valuation allowance has been established against deferred tax assets because the Company believes the assets will be realized.

6. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the estimated cost of services provided to the Company. The Parent's full-time employees who provide services to the Company are paid commissions on closing of a particular transaction through the Parent's payroll system. During the year ended December 31, 2007, management fees paid to the Parent of $678,720 were charged to operations.

Under the terms of the management agreement with the Parent, all monthly retainers and expense reimbursement receipts from customers are to flow directly to the Parent to partially offset the Parent's expenses associated with the services provided to the Company. The Parent is the provider of these services to the customer, or incurs costs for which the expense reimbursement is sought from the customer. Therefore, the Company does not reflect these monthly retainers and expense reimbursement receipts as revenue for financial reporting purposes. Monthly retainers and expense reimbursements recorded by the Parent that the Company's customers were approximately $864,000 for the year ended December 31, 2007, of which approximately $7,000 had not been received from the customer at December 31, 2007.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

7. MAJOR CUSTOMERS

In 2007, the Company had four major customers that provided 89% of total revenues.

* * * * * *

SUPPLEMENTAL INFORMATION

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

NET CAPITAL:	
Total stockholder's equity	$2,116,479
Less nonallowable assets — Deferred income taxes	(52,900)
NET CAPITAL	$2,063,579
AGGREGATE INDEBTEDNESS — Total liabilities	$1,137,378
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness	$ 75,825
Excess net capital	$1,987,754
Ratio of aggregate indebtedness to net capital	0.55 to 1

There were no material differences between the net capital computation as presented herein and as reported by the Company in Part II of the unaudited Securities and Exchange Commission Form X-17a-5, as amended, as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 18, 2008

Goldsmith, Agio, Helms Securities, Inc.
225 South Sixth Street, 46th Floor
Minneapolis, MN

In planning and performing our audit of the financial statements of Goldsmith, Agio, Helms Securities, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 18, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END